UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2019

Commission File Number: 001-37611

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note : Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is the press release of Pyxis Tankers Inc. (the “Company”) entitled “Pyxis Tankers Announces Date for the Release of the First Quarter 2019 Results and Related Conference Call and Webcast.”

Attached as Exhibit 99.2 to this Report on Form 6-K is the press release of the Company entitled “Pyxis Tankers Inc. Announces Financial Results for the Three Months Ended March 31, 2019.”

The information contained in this Report on Form 6-K, except for the commentary by the Company’s Chairman and Chief Executive Officer contained in Exhibit 99.2, is hereby incorporated by reference into the following Registration Statements of the Company:

●	Registration Statement on Form F-3 (File No. 333-222160) filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 19, 2017; and

●	Registration Statement on Form F-3 (File No. 333-222848) filed with the SEC on February 2, 2018.

Exhibit Index

Exhibit Number	Document

99.1	Press Release dated May 17, 2019
99.2	Press Release dated May 21, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

	By:	/s/ Henry Williams
	Name:	Henry Williams
	Title:	Chief Financial Officer

Date: May 21, 2019